                                                                                        Exhibit 99.1

ELBIT MEDICAL GROUP ANNOUNCES RECEIPT OF A SPECIAL
PROTOCOL ASSESSMENT FROM THE FDA TO GAMIDA CELL’S
STEMEX® REGISTRATION STUDY

Tel-Aviv, Israel - November 6, 2006 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) (“EMI”) today announced that, its subsidiary (in which EMI holds indirectly approximately 25%), Gamida Cell Ltd., developer of stem cell therapeutics, announced that it has reached an agreement under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA) on the design of the global, pivotal, historical controlled, registration study of StemEx® for the treatment of hematological malignancies. Gamida Cell is developing StemEx® in a Joint Venture with Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA).

In response to the SPA application, the FDA stated in an official reply letter that “…the design and planned analysis of your study sufficiently address the study’s objectives and that this study is adequately designed to provide the necessary data that, depending upon outcome, could support a license application submission.”

Stem cell transplantation is a life saving procedure for patients with high-risk hematological malignancies. Currently, many adult and adolescent patients lack a suitable marrow donor. StemEx® may provide an alternative source of stem cells for these patients by enabling the use of cord blood for transplantation. StemEx® is composed of ex-vivo expanded cord blood stem/progenitor cells, which are transplanted in combination with non-expanded cells from the same cord blood unit.  The Phase I/II study of StemEx®, conducted at the M. D. Anderson Cancer Center in Texas, showed safety and trends of efficacy. The study, which is set to commence soon, will be managed by Gamida Cell’s medical director, Dr. Yael Cohen, who was responsible for the design of this pivotal study. StemEx® was granted an FDA Orphan Drug designation in March 2005.

About Gamida Cell
Gamida Cell is developing a line of cell therapy products for the treatment of debilitating and fatal diseases with unmet clinical needs. The Company is dedicated to making a significant difference in the clinical practice of modern medicine by first producing, then tapping into the regeneration power of an ample body of therapeutic stem cells. StemEx®, Gamida Cell's flagship product, is in advanced clinical development for the treatment of hematological diseases.

Gamida Cell has an additional product in advanced pre-clinical development for the treatment of heart disease. Gamida Cell’s technologies are simple, reversible, do not involve genetic interference, and are easily scalable.  For additional information please visit: www.gamida-cell.com. To schedule an interview, please contact Marjie Hadad, Media Liaison at marjie@gamida-cell.com or at +972-54-536-5220.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com